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I'm

We would love for our future customers, autism advocates, and other interested parties to join us in our mission and become Burble shareholders!

Burble is preparing to raise money this fall in a crowdfunding campaign that will be open to virtually any adult in the USA. We will be raising up to $5 million at $5 per share, with a minimum purchase of 100 shares ($500).

If you would like to be kept informed about the launch, please provide your name and email and we will keep you up to date!

Interested in Investing?

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I'm Interested

The company is seeking "indications of interest" pursuant to regulation cf under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation cf. it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under regulation cf. If the company does go ahead with an offering, no offer to buy the securities can be accepted and no part of the purchase price can be received until it has filed an offering statement with the securities and exchange commission (SEC) and only then accepted through the intermediary's platform. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. you must read the documents filed with the sec before investing. No money or other consideration is being solicited with the indications of interest, and if sent in response, will not be accepted. Indications of interest involve no obligation or commitment of any kind on any party.

Accredited

There is a very limited opportunity for accredited investors (link to scc) to join the founding shareholders of Burble at a pre-crowd price.

To qualify for this offering, you must be an accredited investor (have a net worth of over $1 million excluding your primary residence, $200,000 in annual income for the last two years, or combined income of $300,000 with your spouse for the last two years) and be verified as such through a third party.

If you qualify for this offering,   Invest Here

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The Story   Our Mission   Technology   Testimonials   Supporters   Team   Investment Opportunity   Contact us

We are the

Modern Day

Storytelling Technology

We combine lights, sounds and stories in a unique and compelling way.

Unleash Your Imagination

Story   *Light*   **Sound**   Innovation   Imagination   Do Good

story

As we become more reliant on media like movies, virtual reality, video games, and augmented reality to shape how we think, we gradually lose the ability to tap into our own creative potential. Burble was founded to help us reconnect with our imagination and revive our innovative spirit.

After years of testing and demonstrations, we are ready to bring our tent to market! In order to fund the commercial development and delivery of our tents, we are launching a crowdfunding campaign this fall.



Autism Focused

Burble is focused on a neurodivergent friendly product that supports calm attentiveness.

Engages the Mind

Supported by extensive research and created in partnership with top industry storytellers, we've crafted a

Unlocks Imagination

MDI™ is our patented technology used to reconnect users to their imagination in a

Why our   matters

Our first area of focus is on Autism.

This is a community in desperate need of an affordable multi-sensory environment that promotes creativity and attentive calmness.

A child's sensory system is very delicate. Burble helps them learn and sort out critical sensory data to better relate to their environment. This provides them with access to a controlled sensory area that helps them have fun safely while learning to manage their sensory skills when they are in the real world.

The balance between thousands of individual LEDs, surround sound, and Burble's patented storytelling techniques creates an environment that has the potential to help all persons with Autism Spectrum Disorders (ASD or autism).



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Investment Opportunity

What is the   ?

The Burble Story Tent combines modern technology with the timeless art of storytelling, much like a modern-day campfire. Just as people around a campfire are captivated by the flames and imagine their own versions of the story, our tent uses individually-mapped LED lights that shift in brightness and color as the story unfolds. Surround sound immerses listeners in a rich audio landscape, creating a unique experience for everyone.

This is what we call "minimally defined immersive storytelling"—where each listener creates their own interpretation of the story. It may seem straightforward, but it took years of development and testing to perfect this product, making it accessible and enjoyable for all ages.

As technology advances, we plan to introduce new features like artificial intelligence and self-programming to enhance the storytelling experience. Today, you can craft and control your stories through the Burble app, compatible with any mobile device or computer.

Think of our tent as a personal sensory room. While traditional sensory rooms can cost thousands, or even tens of thousands, of dollars, we've made the Burble Story Tent affordable at just $499, with a $5 monthly subscription for the app. We believe it offers unparalleled value for the price, making immersive storytelling accessible to everyone.

Technology & IP







Development of MDI™

Experience the magic of the Burble Story Tent, featuring our patented MDI™ (Minimally Defined Immersion) technology.

This innovative approach enables a multi-sensory storytelling experience that helps users reconnect with their imagination.

Dive into a world where light, sound, and sensory elements blend seamlessly, inviting everyone into the heart of their own imaginative journey.

Developed & Concurrent Testing

The Burble Story Tent was developed in partnership with the Autism Community.

Through concurrent pilot testing, we implemented immediate enhancements, ensuring that this product is genuinely user-centric.

Experience Burble Creativity

Introducing the Burble Story Tent—a revolutionary creation designed with the autism community in mind.

We've distilled years of research into a singular innovation that combines lights, sounds, and motion to foster a calming, immersive environment.

This carefully crafted space is designed to enhance focused relaxation and sensory engagement for individuals experiencing ASD symptoms.

Discover a new way to experience tranquility and attentiveness with the Burble Story Tent.

Interested in our Product?
Join our waitlist

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Autism affects over 1.5 million families in the USA.



At Burble, we are dedicated to making a positive impact in the autism community through innovative technology and meaningful partnerships.

 Timeline



2016
MDI was invented
MDI Pixel mapping
Loma Linda Development Partnership

2017
1st Burble Prototype
2nd prototype using in tent CPU processing

2018
Kicked off MDI and Autism Study
Creativity courses to track study and findings

2019
Case Study
Burble Trademarks

2020
6/27/2020 presented study findings to CA Autism Board
Implemented Tent into Bourns Youth Innovation center

2021
Partnered with CBU Burble App integration with MDI
1st Burble Patent

2022
Pilot test Burble App + MDI Parks and Rec study
Go to Market Product MVP Design

2023
Re-org structure with GO to Market Strategy
Provisional 2nd patent

2024
Burble Relaunch and Product Development
2nd patent



ery
stuck
wished
nd
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I think this storytelling was good 'cause the story kept my son's attention. He really loved it.

 **Tim S**



Future House Publishing

We tell stories that make us magnificent and embrace the values of community, liberty, and family.

Expertise Engineering

Since 1995 Expertise Engineering has supported our clients with innovative engineering services related to product design and development.



Murrieta Innovation Center

The Innovation Center supports new and innovative companies that are focused on Healthcare Technologies and Medical Devices.



Bourns Innovation Center Engineering

Our mission is to connect visitors with professionals and services that enhance learning for lifelong success.



City of Riverside

Self-described as the "City of Arts and Innovation," Riverside was rated in the top 50 best areas in the U.S. for Starting a Business by Inc. Magazine and ranked Top 10 in the Digital Cities Survey in 2023.


Taylor Cole
Founder


Jay Goth
CEO


Amelia Soriano
CTO

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Investment

We have an opportunity to change kids' lives with MDI™. I have known Taylor since this was just an idea. His passion and vision had me hooked immediately. I believe in Burble's mission and have put my money where my mouth is.

Years of research, design, testing and improvements have brought us to the stage where we are ready to deploy our first 500 tents to families. That requires more funding.

Our plan is to offer these first tents to qualified investors from our proposed future crowdfunding round. As they use them, they will be able to provide valuable feedback to us as we prepare our first high volume commercial run.

These early adopters will get the first tents that come off the commercial production line. Once they receive them, we will ask them to donate their original tents to a local nonprofit who can then deliver them to families in need.

Our goal is to first raise up to $500,000 in a small offering through a Regulation D, Rule 506(c) private placement. We would then use these proceeds to launch and market our proposed crowdfunding round with a goal of raising up to $5 million. Proceeds from the crowdfunding round are intended to get us our first production quality tents, the feedback we need, and commence our volume commercial run.

After these milestones are achieved, our goal is to go back to the crowd with another round at a higher valuation to fuel our growth and scale to thousands and hopefully millions of tents. It is our intention to grow Burble to the point where we can become a profitable company.

If you are interested in possibly joining our cause as an investor and would like to be contacted when we go live, just provide us with your name and email address. Let's make a difference together!

I'm Interested

Additional Information from the SEC regarding 506C offerings

Rule 506(c) permits issuers to broadly solicit and generally advertise an offering, provided that: (1) all purchasers in the offering are "accredited investors", (2) the issuer takes reasonable steps to verify purchasers' accredited investor status, and (3) certain other conditions in Regulation D are satisfied. Burble will use a third-party verification provider to determine if prospective investors in the 506(c) offering are accredited.

Purchasers in a Rule 506(c) offering receive "restricted securities."

Although the Securities Act provides a federal preemption from state registration and qualification under Rule 506(c), the states still have authority to require notice filings and collect state fees.

Rule 506(c) offerings are subject to "bad actor" disqualification provisions and no "bad actors" will be permitted to participate in Burble's 506(c) offering.



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